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                                                                     EXHIBIT 8.1


                  [VAVRINEK, TRINE, DAY & CO., LLP LETTERHEAD]



                                November 16, 1998



VIB Corp
1498 Main Street
El Centro, CA 92243

Dear Sirs and Mesdames:

You have requested our opinion regarding certain federal income tax consequences of the proposed acquisition of Bank of Stockdale, F.S.B. ("BOS) by VIB Corp ("VIBC"), pursuant to which BOS will become a separate, wholly-owned subsidiary of VIBC.

                                      FACTS

VIBC, a corporation organized in California, is a bank holding company and is the Parent Corporation of BOS Interim Bank, an interim federal stock savings bank and Valley Independent Bank, a California state-chartered bank. VIBC is engaged in the business of a bank holding company and Valley Independent Bank engages in the business of general commercial banking. BOS Interim Bank is a transitory federal stock savings bank that engages in no substantial business activities other than to effect this merger. Neither VIBC nor any person related to VIBC owns, or immediately prior to the merger will own, any stock of BOS.

BOS is a federal stock savings bank. BOS engages in the savings bank business.

The terms of the proposed merger (the "Merger") are contained in (i) the Agreement and Plan of Reorganization dated as of September 15, 1998, between VIBC and BOS (the "Plan of Reorganization"), and (ii) the Merger Agreement of BOS Interim Bank with and into BOS to be dated at a later date, between BOS and BOS Interim Bank (the "Merger Agreement").

The Plan of Reorganization and the Merger Agreement are collectively referred to as the "Agreements." Terms not otherwise defined in this letter shall have the meanings assigned to them in the Plan of Reorganization.

You have directed us to assume in preparing this opinion that (1) the Merger will be consummated in accordance with the terms, conditions and other provisions of the Agreements, and (2) all of the factual information, descriptions, representations and assumptions set forth in this letter, in the Agreements, in the letters to us from VIBC dated November 16, 1998, and from BOS dated November 16, 1998 (the "Letters"), and in the Proxy Statement/Prospectus anticipated to be dated November 30, 1998, and mailed to VIBC and BOS shareholders in connection with the special meeting of shareholders to approve the Merger, are accurate and complete and will be accurate and complete at the time the Merger becomes effective (the "Effective Date"). We have not independently verified any factual matters relating to the Merger with or apart from our preparation of this opinion and, accordingly, our opinion does not take into account any matters not set forth herein which might have been disclosed by independent verification.



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VIB Corp
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The Agreements provide that BOS Interim Bank will be merged with and into BOS in accordance with the applicable provisions of federal law. The Merger must be approved as required by law by the BOS and VIBC shareholders at a special meeting scheduled to be held on January 12, 1999.

On the Effective Date, all assets and liabilities of BOS Interim Bank will be transferred by operation of law to BOS; the separate corporate existence of BOS Interim Bank will cease, and, each share of BOS Interim Bank Common Stock then outstanding will be converted into one share of common stock of BOS. Each share of BOS Common Stock then outstanding will be converted into VIBC Common Stock according to the exchange ratio as defined in section 1.2 (c) of the Plan of Reorganization.

No fractional shares of VIBC Common Stock will be issued in the Merger. Each holder of BOS Common Stock, who otherwise would be entitled to receive a fraction of a share of VIBC Common Stock, will receive instead, cash equal to such fraction multiplied by the VIBC's Fair Market Value Per Share. Except for cash paid to dissenters and cash exchanged in lieu of issuing fractional shares of VIBC Common Stock, no cash will be exchanged for shares of BOS Common Stock or shares of VIBC Common Stock pursuant to the Merger.

On the Effective Date, VIBC shall issue substitute stock options, effective at the Effective Time of the Merger, to each optionee holding an outstanding stock option pursuant to BOS's 1985 and 1995 Stock Option Plans. Each outstanding option, shall become the right to receive, upon payment of the exercise price, that number of shares of VIBC Common Stock equal to the product of the Exchange Ratio and the number of shares of BOS Common Stock covered by the option.

Except for the options issued pursuant to above, no options to purchase BOS Common Stock and no securities or other instruments convertible into BOS Common Stock will be outstanding on the Effective Date.



                                     OPINION

Assuming that the Merger is consummated in accordance with the terms and conditions set forth in the Agreements and based on the facts set forth in the Proxy Statement/Prospectus, the Letters, and this letter (including all representations), it is our opinion that for federal income tax purposes:

1.      The Merger will constitute a "reorganization" within the meaning of section 368(a), VIBC, BOS Interim Bank and BOS will each be a party to the reorganization within the meaning of Section 368 (b) of the Internal Revenue Code of 1986, as amended (the "Code").

2. Neither VIBC nor BOS Interim Bank will recognize gain or loss as a result of the Merger.

3.      BOS will not recognize gain or loss as a result of the Merger.


4. To the extent BOS Common Stock is exchanged in the Merger for VIBC Common Stock, no gain or loss will be recognized by the shareholders of BOS. The exchange of VIBC or BOS Stock for




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VIB Corp
November 16, 1998
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        cash pursuant to the exercise of dissenters' rights will be a taxable transaction.

5. The tax basis of the assets in BOS after the Merger will be the same as the tax basis of assets held by BOS and BOS Interim Bank immediately before the Merger.

6. The holding period for the shares of VIBC Common Stock received by each shareholder of BOS will include the holding period for the shares of BOS Common of such shareholder exchanged in the Merger.

7. The tax basis of the shares of VIBC Common Stock received by each shareholder of BOS will equal the tax basis of such shareholder's shares of BOS Common Stock (reduced by any amount allocable to fractional share interests for which cash is received) exchanged in the Merger.

8. The payment of cash to shareholders of BOS in lieu of fractional share of interest of VIBC will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by VIBC. These cash payments will be treated as having been received as a distribution in redemption of that fractional share interest subject to the conditions and limitations of Section 302 of the Code. If a fractional share of VIBC would constitute a capital asset in the hands of a redeeming shareholder, any resulting gain or loss will be characterized as a capital gain or loss in accordance with the provisions and limitations of Subchapter P of Chapter 1 of the Code.


Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion, and you must judge whether the matters addressed herein are sufficient for your purposes. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States.

Our opinion is based on the understanding that the relevant facts are, and will be on the Effective Date, as set forth in this letter. If this understanding is incorrect or incomplete in any respect, our opinion could be affected. Our opinion is also based on the Code, Treasury Regulations, case law, and Internal Revenue Service rulings as they now exist. These authorities are all subject to change and such change may be made with retroactive effect. We can give no assurance that after any such change, our opinion would not be different.

We undertake no responsibility to update or supplement our opinion. Only VIBC and BOS may rely on this opinion, and only with respect to the proposed Merger described herein.



/s/ VAVRINEK, TRINE, DAY & CO., LLP
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Vavrinek, Trine, Day & Co., LLP
Laguna Hills, California




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